================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                              EVERGREEN SOLAR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30033R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Richard G. Chleboski
                              Evergreen Solar, Inc.
                    259 Cedar Hill Street, Marlboro, MA 01752
                                 (508) 357-2221
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 2 OF 13 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Richard G. Chleboski
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        272,169 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               272,169 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       272,169 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.4%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 3 OF 13 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark A. Farber
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        301,274 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               301,274 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       301,274 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 4 OF 13 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Jack I. Hanoka
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        143,883 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            138,568 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               143,883 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        138,568 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       282,451 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.5%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 5 OF 13 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Hanoka Evergreen Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        138,568 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               138,568 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       138,568 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.2%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 6 OF 13 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Willrich 1995 Trust
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        18,503 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               18,503 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,503 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00
================================================================================

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 7 OF 13 PAGES
===================                                          ===================


Item 1.   Security and Issuer.
          -------------------
          This statement relates to the common stock, $.01 par value (the "Common Stock"), of Evergreen Solar, Inc. (referred to herein as the "Issuer" or the "Company") having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2.   Identity and Background.
          ------------------------
          This statement is being filed by Richard G. Chleboski ("Chleboski"), Mark A. Farber ("Farber"), Jack Hanoka ("Hanoka"), Hanoka Evergreen Limited Partnership ("Hanoka Evergreen") and Willrich 1995 Trust ("Willrich") (each a "Reporting Person" and collectively the "Reporting Persons").

Item 2(a)                  Item 2(b)                           Item 2(c)
---------                  ---------                           ---------
                                                          Citizenship or Place
Name of Person Filing      Address                           of Organization
---------------------      -------                           ---------------
Richard G. Chleboski       c/o Evergreen Solar, Inc.      United States citizen
                           259 Cedar Hill Street
                           Marlboro, MA 01752

Mark A. Farber             c/o Evergreen Solar, Inc.      United States citizen
                           259 Cedar Hill Street
                           Marlboro, MA 01752

Jack Hanoka                c/o Evergreen Solar, Inc.      United States citizen
                           259 Cedar Hill Street
                           Marlboro, MA 01752

Hanoka Evergreen           107 York Terrace                   Massachusetts
Limited Partnership        Brookline, MA 02446

Willrich 1995 Trust        38 Dudley Court                     California
                           Piedmont, CA

          The principal occupation of Richard G. Chleboski is chief financial officer, treasurer and secretary of the Issuer. The principal occupation of Mark
A. Farber is chief executive officer and president of the Issuer. The principal occupation of Jack I. Hanoka is vice-president and chief technical officer of the Issuer. The principal business of Hanoka Evergreen Limited Partnership is to make investments. The principal business of Willrich 1995 Trust is to make investments.

          During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Chleboski, Farber and Hanoka are all United States citizens. Hanoka Evergreen is a Limited Partnership organized under the laws of the Commonwealth of Massachusetts. Willrich is a trust created under the laws of the State of California.

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 8 OF 13 PAGES
===================                                          ===================


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------
          On May 15, 2003, pursuant to a Stock and Warrant Purchase Agreement dated as of March 21, 2003 (the "Purchase Agreement"), the Company completed its previously announced private placement equity financing of $29,475,000 of Series A Convertible Preferred Stock (the "Preferred Stock") and a warrant to purchase 2,400,000 shares of Common Stock (the "Financing"). The transaction was completed following the Company's Annual Meeting of Stockholders at which shareholders holding a majority of the Company's stock supported proposals relating to the issuance of new securities and the amendment of the Company's Third Amended and Restated Certificate of Incorporation to authorize a sufficient number of shares of Preferred Stock and Common Stock to consummate the private placement.

          Pursuant to the terms of the Purchase Agreement, on May 15, 2003, the Company issued and sold to the private placement investors 26,227,668 shares of Preferred Stock at a purchase price of $1.12 per share, for an aggregate purchase price of $29,375,000. The shares of Preferred Stock are currently convertible into 26,227,668 shares of the Issuer's Common Stock. Additionally, Beacon Power Corporation paid $100,000 for a warrant ("Warrant") to purchase 2,400,000 shares of the Issuer's Common Stock with a cash exercise price of $3.37 per share.

          In connection with the Financing, the Reporting Persons and certain other stockholders of the Issuer (the "Other Stockholders") entered into a Voting Agreement dated March 21, 2003, providing, among other things, that each of the Reporting Persons and each of the Other Stockholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve (i) an amendment to the Issuer's Third Amended and Restated Certificate of Incorporation to increase the amount of the Issuer's authorized preferred stock so that a sufficient number of shares will be available for issuance of the Preferred Stock and to increase the amount of the Issuer's common stock, so that a sufficient number of shares will be available for issuance upon conversion of the Preferred Stock and the exercise of the Warrant, (ii) the election of one representative designated by Perseus 2000, L.L.C.; one representative designated by Nth Power Technologies Fund II, LP and Nth Power Technologies Fund II-A, LP; one representative designated by RockPort Capital Partners, L.P.; one representative designated by Arete Corporation; and one representative designated by Caisse de depot et placement du Quebec (the "Director Nominees") as directors of the Issuer, (iii) the Financing, and (iv) any other matters relating to the transactions contemplated by the Purchase Agreement requiring a stockholder vote (collectively, the "Voting Agreement Proposals").

          The transactions pursuant to the Purchase Agreement were consummated on May 15, 2003. The Voting Agreement by and among the Reporting Persons and certain Other Stockholders of the Issuer terminated in accordance with its terms. As a result, Chleboski, Farber, Hanoka, Hanoka Evergreen and Willrich and the Other Stockholders no longer may be considered a "group" as defined in Regulation 13D of the Securities and Exchange Act of 1934 (the "Act").

          None of the Reporting Persons have purchased shares of Preferred Stock in the Financing. Each of the Reporting Persons is the record holder or beneficially owns the shares of Common Stock and options to purchase Common Stock as follows: (i) Chleboski beneficially owns 272,169 shares of Common Stock (of which 85,540 shares are represented by options which are exercisable within 60 days of May 15, 2003); (ii) Farber beneficially owns 301,274 shares of Common Stock (of which 116,467 shares are represented by options which are exercisable within 60 days of May 15, 2003); (iii) Hanoka beneficially owns 282,451 shares of Common Stock (of which 76,784 shares are represented by options which are exercisable within 60 days of May 15, 2003 and 138,568 shares are held by Hanoka Evergreen); (iv) Hanoka Evergreen owns 138,568 shares of Common Stock; and (v) Willrich 1995 Trust beneficially owns 18,503 shares of Common Stock. Hanoka controls Hanoka Evergreen and, as such, Hanoka may be deemed to beneficially own the Hanoka shares and the Hanoka Evergreen shares. The shares of Common Stock owned by each of the Reporting Persons will be hereinafter referred to as the "Record Shares."

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 9 OF 13 PAGES
===================                                          ===================


          The Reporting Persons cease to beneficially own five percent (5%) or more of the Issuer's Common Stock.

Item 4.   Purpose of Transaction.
          -----------------------
          Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. As a condition to closing the Financing, Richard G. Chleboski and Mason Willrich have resigned as directors of the Issuer. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
          (a) Each of the Reporting Persons is the record holder or beneficially owns the shares of Common Stock and options to purchase Common Stock as follows:
(i) Chleboski beneficially owns 272,169 shares of Common Stock (of which 85,540 shares are represented by options which are exercisable within 60 days of May 15, 2003); (ii) Farber beneficially owns 301,274 shares of Common Stock (of which 116,467 shares are represented by options which are exercisable within 60 days of May 15, 2003); (iii) Hanoka beneficially owns 282,451 shares of Common Stock (of which 76,784 shares are represented by options which are exercisable within 60 days of May 15, 2003 and 138,568 shares are held by Hanoka Evergreen);
(iv) Hanoka Evergreen owns 138,568 shares of Common Stock; and (v) Willrich 1995 Trust beneficially owns 18,503 shares of Common Stock. Hanoka controls Hanoka

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 10 OF 13 PAGES
===================                                          ===================



Evergreen and, as such, Hanoka may be deemed to beneficially own the Hanoka shares and the Hanoka Evergreen shares. Each of the Reporting Persons disclaims beneficial ownership of the Record Shares beneficially owned by the other Reporting Persons, except to the extent of his or its pecuniary interest therein.

          The Reporting Persons and the Other Stockholders have no further obligations to vote or otherwise act together after the closing of the Financing.

          Since the Reporting Persons are no longer considered a group under Regulation 13 of the Act, Chleboski may be deemed to own beneficially 2.4% of the Common Stock, Farber may be deemed to own beneficially 2.6% of the Common Stock, Hanoka may be deemed to own beneficially 2.5% of the Common Stock, Hanoka Evergreen may be deemed to own beneficially 1.2% of the Common Stock and Willrich may be deemed to own beneficially 0.2% of the Common Stock. Hanoka controls Hanoka Evergreen and, as such, Hanoka may be deemed to beneficially own the Hanoka shares and the Hanoka Evergreen shares. Such percentages are calculated based upon 11,411,646 shares of Common Stock outstanding as of April 25, 2003 in the Issuer's most recently filed Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

          (b) Regarding the number of shares as to which each Reporting Person has:
               (i)  sole power to vote or to direct the vote:

                    272,169 shares for Chleboski; 301,274 shares for Farber; 143,883 shares for Hanoka; 138,568 shares for Hanoka Evergreen; 18,503 shares for Willrich.

               (ii) shared power to vote or to direct the vote:

                    0 shares for each Reporting Person except Hanoka; 138,568 shares for Hanoka.

               (iii) sole power to dispose or to direct the disposition:

                    272,169 shares for Chleboski; 301,274 shares for Farber; 143,883 shares for Hanoka; 138,568 shares for Hanoka Evergreen; 18,503 shares for Willrich.

               (iv) shared power to dispose or to direct the disposition:

                    0 shares for each Reporting Person except Hanoka; 138,568 shares for Hanoka.

          (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

          (e) On May 15, 2003, all of the Reporting Persons ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer.
          -------------------------
          In connection with the Financing, the Reporting Persons and the Other Stockholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 11 OF 13 PAGES
===================                                          ===================






the date of the Voting Agreement or any time thereafter) in favor of the Voting Agreement Proposals. In accordance with its terms, the Voting Agreement terminated on May 15, 2003 upon the occurrence of the stockholder votes on the Voting Agreement Proposals.

          The Purchase Agreement sets forth the terms of the Financing whereby the Issuer sold the Series A Shares and the Warrant. In connection with the Financing, the Issuer entered into a Registration Rights Agreement pursuant to which it is required to file a registration statement on Form S-3 to register the shares of Common Stock issuable upon conversion of the Series A Shares and the Common Stock issuable upon the exercise of the Warrant within thirty (30) days of the closing of the Financing and to grant certain other registration rights.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

          Exhibit 2 - Stock and Warrant Purchase Agreement dated as of March 21,
                      2003.*
          Exhibit 3 - Voting Agreement dated as of March 21, 2003.*

*Previously filed on March 31, 2003, as an exhibit to Schedule 13D for Evergreen Solar, Inc.

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 12 OF 13 PAGES
===================                                          ===================






                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     May 21, 2003



/s/ Richard G. Chleboski
----------------------------------
Richard G. Chleboski


/s/ Mark A. Farber
----------------------------------
Mark A. Farber


/s/ Jack I. Hanoka
----------------------------------
Jack I. Hanoka





HANOKA EVERGREEN LIMITED PARTNERSHIP


By: /s/ Jack I. Hanoka
   -------------------------------
   Jack I. Hanoka, General Partner


WILLRICH 1995 TRUST


By: /s/ Mason Willrich
   -------------------------------
   Mason Willrich, Trustee

===================                                          ===================
CUSIP No. 30033R108              SCHEDULE 13D/A              PAGE 13 OF 13 PAGES
===================                                          ===================
                                                                       EXHIBIT 1
                                                                       ---------






                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Evergreen Solar, Inc.

         EXECUTED this 21st day of May, 2003.


/s/ Richard G. Chleboski
----------------------------------
Richard G. Chleboski


/s/ Mark A. Farber
----------------------------------
Mark A. Farber


/s/ Jack I. Hanoka
----------------------------------
Jack I. Hanoka



HANOKA EVERGREEN LIMITED PARTNERSHIP


By: /s/ Jack I. Hanoka
   -------------------------------
   Jack I. Hanoka, General Partner



WILLRICH 1995 TRUST


By: /s/ Mason Willrich
   -------------------------------
   Mason Willrich, Trustee